THIS DOCUMENT IS A COPY OF THE SCHECDULE 13G THAT WAS FILED ON
          FEBRUARY 18, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP
                                   EXEMPTION


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                  Under the Securities Exchange Act of 1934


                               (Amendment No. ___)




                             Micro-Integration Corp.
                                (Name of Issuer)




                          Common Stock, par value $.01
                         (Title of Class of Securities)



                                  594846107
                                 (CUSIP Number)




      Check the following box if a fee is being paid with this statement. [ X ]



      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 Pages

CUSIP No. 594846107              13G                          Page 2 of 6 Pages
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John A. Parsons

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                      (b) |_|


--------------------------------------------------------------------------------
   3      SEC USE ONLY



--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

        NUMBER OF                    1,221,064*
                            ----------------------------------------------------
          SHARES               6     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                          -0-
                            ----------------------------------------------------
           EACH                7     SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                     1,221,064*
                            ----------------------------------------------------
           WITH                8     SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,221,064*

--------------------------------------------------------------------------------

--------
* Includes 15,003 shares held in the Micro-Integration Corp. Employee Savings and Stock Ownership Plan, 4,993 shares of which are held by Mr. Parsons' wife. Also includes 232,175 additional shares held by Mr. Parsons' wife, 11,850 shares held by his minor child, and 23,700 shares held by two other of his children living at home.

CUSIP No. 594846107              13G                          Page 3 of 6 Pages


   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     |_|
          SHARES


--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          50.7%

--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON *

          IN

--------------------------------------------------------------------------------


Item 1(a)     Name of Issuer:

              Micro-Integration Corp.

Item 1(b)     Address of Issuer's Principal Executive Offices:

              One Science Park
              Frostburg, MD 21532

Item 2(a)     Name of Person Filing:

              John A. Parsons

Item 2(b)     Address of Principal Business Office or, if None,
              Residence:

              528 Washington Street #2
              Cumberland, MD 21502

Item 2(c)     Citizenship:

              U.S.A.

Item 2(d)     Title of Class of Securities:

              Common Stock, par value $0.01 per share

Item 2(e)     CUSIP Number:

              594846107

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

CUSIP No. 594846107              13G                          Page 4 of 6 Pages


      (a)     [ ]    Broker or Dealer registered under section 15 of
                     the Act

      (b)     [ ]    Bank as defined in section 3(a)(6) of the Act

      (c)     [ ]    Insurance Company as defined in section
                     3(a)(19) of the Act

      (d)     [ ]    Investment Company registered under section 8
                     of the Investment Company Act

      (e)     [ ]    Investment Adviser registered under section 203
                     of the Investment Advisers Act of 1940

      (f)     [ ]    Employee Benefit Plan, Pension Fund which is subject to
                     the provisions of the Employee Retirement Income Security
                     Act of 1974 or Endowment Fund

      (g)     [ ]    Parent Holding Company, in accordance with
                     section 240.13d-1(b)(ii)(G)

      (h)     [ ]    Group, in accordance with section
                     240.13d-1(b)(1)(ii)(H)


Item 4.       Ownership.

      (a)     Amount Beneficially Owned:  1,221,064*

      (b)     Percent of Class:  50.7%


--------

* Includes 15,003 shares held in the Micro-Integration Corp. Employee Savings and Stock Ownership Plan, 4,993 shares of which are held by Mr. Parsons' wife. Also includes 232,175 additional shares held by Mr. Parsons' wife, 11,850 shares held by his minor child, and 23,700 shares held by two other of his children living at home.

CUSIP No. 594846107              13G                          Page 5 of 6 Pages

      (c)     Number of shares as to which such person has:

              (i)    sole power to vote or to direct the vote:
                     1,221,064*

              (ii)   shared power to vote or to direct the vote: -0-

              (iii)  sole power to dispose or to direct the
                     disposition of:  1,221,064*

              (iv) shared power to dispose or to direct the disposition of: -0-


Item 5.       Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]


Item 6.       Ownership of More than Five Percent on Behalf of
              Another Person.

              N/A


Item 7.       Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported on by the Parent Holding Company.

              N/A


Item 8.       Identification and Classification of Members of the
              Group.

              N/A


Item 9.       Notice of Dissolution of Group.

              N/A

CUSIP No. 594846107              13G                          Page 6 of 6 Pages

Item 10.      Certification.

              N/A



                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 13, 1997.






                                    By: /s/ John A. Parsons
                                        ----------------------
                                        John A. Parsons